FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
(Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2014, Dorian LPG Ltd. (the “Company”) held its 2014 Annual Meeting of Shareholders (the “Annual Meeting”).  At the Annual Meeting, the shareholders of the Company (1) elected Nigel D. Widdowson, Thomas J. Coleman and Eric Fabrikant to serve as directors of the Company until the Company’s 2017 Annual Meeting of Shareholders and until their successors are elected and qualified or until their earlier resignation or removal; and (2) ratified the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending March 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: July 8, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer